UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated May 10, 2019 in respect of Poll Results of Annual General Meeting and Payment of the Final Dividend.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: May 14, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Poll Results of Annual General Meeting and Payment of the Final Dividend

The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce an Annual General Meeting of the Company was held on Friday, 10 May 2019 (the “AGM”). The number of issued shares of the Company as at the date of the AGM was 30,598,124,345, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. Besides, there were no shares entitling the holders to attend and abstain from voting in favour of the resolutions at the AGM as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there were no shares requiring the holders to abstain from voting at the AGM under the Listing Rules. Hong Kong Registrars Limited, registrar of the Company’s share, acted as scrutineer for the vote-taking at the AGM.

The poll results in respect of the proposed resolutions at the AGM were as follows:

Ordinary Resolutions		No. of Votes (%)
		For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2018.	28,630,885,840 99.9961%	1,110,073 0.0039%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.	To declare a final dividend of RMB0.134 per share (equivalent to HK$0.15559 per share) (pre-tax) for the year ended 31 December 2018.	28,633,959,240 99.9988%	354,127 0.0012%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.	(i) (a) To re-elect Mr. Wang Xiaochu as a Director;	28,090,396,774 98.1060%	542,292,863 1.8940%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

	(b) To re-elect Mr. Li Guohua as a Director;	28,284,458,719 98.7838%	348,232,408 1.2162%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed

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Ordinary Resolutions		No. of Votes (%)
		For	Against

	(c) To re-elect Mr. Zhu Kebing as a Director;	28,353,183,463 99.0238%	279,506,164 0.9762%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed

	(d) To re-elect Mr. Cheung Wing Lam Linus as a Director;	28,422,759,893 99.2668%	209,928,734 0.7332%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

	(e) To re-elect Mr. Wong Wai Ming as a Director;	28,358,193,797 99.0413%	274,494,840 0.9587%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.	(ii) To authorise the Board of Directors to fix the remuneration of the Directors.	28,364,513,047 99.2949%	201,415,343 0.7051%
As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

4.	To re-appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2019.	28,588,029,408 99.8429%	44,990,495 0.1571%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

5.	To grant a general mandate to the Directors to buy back shares in the Company not exceeding 10% of the total number of the existing shares in the Company in issue.	28,619,289,210 99.9551%	12,863,416 0.0449%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the total number of the existing shares in the Company in issue.	25,527,841,338 89.1510%	3,106,536,508 10.8490%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares bought back.	25,713,275,246 89.7986%	2,921,102,600 10.2014%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

The full text of the above resolutions is set out in the notice of AGM.

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Payment of the Final Dividend

The final dividend of RMB0.134 per share (equivalent to HK$0.15559 per share) (pre-tax) for the year ended 31 December 2018 was approved at the AGM. The relevant exchange rate was the mid-rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China on 8 May 2019, being the second business day prior to the date of declaration of dividends at the AGM (RMB0.86125 equivalent to HK$1.00). The dividend will be paid to shareholders whose names appear on the register of members of the Company on Monday, 20 May 2019. The register of members will be closed on Monday, 20 May 2019. In order to be entitled to the final dividend, shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Friday, 17 May 2019. The final dividend is expected to be paid on or around 12 June 2019.

By Order of the Board of
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky
Company Secretary

Hong Kong, 10 May 2019

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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